UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-53662

CUSIP NUMBER:       46302E107

(check one)

--- Form 10-K; ---  Form 20-F;  ---  Form 11-K; -✓-  Form 10-Q; ---  Form 10-D;

---  Form N-CEN; --- Form N-CSR

For Period Ended:  June 30, 2020

---  Transition Report on Form 10-K

---  Transition Report on Form 20-F

---  Transition Report on Form 11-K

---  Transition Report on Form 10-Q

For the Transition Period Ended:  _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1 – REGISTRANT INFORMATION

Full Name of Registrant:IronClad Encryption Corporation

Former Name if Applicable:Butte Highlands Mining Company

Address of Principal Executive Office:One Riverway

City, State and Zip Code:Houston, Texas 77056

PART II – RULES 12b-25(b) and (c)

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

-✓- (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form

N-CEN, Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due day; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

IronClad Encryption Corporation (the “Company” or “IronClad”) has determined that it is not able to file its Quarterly Report on Form 10-Q for the three month period ended June 30, 2020 (the “Form 10-Q”) by the prescribed date without unreasonable effort or expense.  IronClad has limited internal staff resources. The Company expects to file its Form 10-Q on or before the fifth calendar day following the prescribed due date.

The Company has also entered into approximately 22 note agreements, of which 22 are convertible, in the last two fiscal years; 16 of the notes (all convertible) are outstanding at June 30, 2020 (there are also 9 derivative liabilities still outstanding of 16 since inception).

The convertible loans have beneficial conversion features or derivative liability elements requiring complex quantitative valuation efforts and reporting requirements at inception, on dates of conversions, and at subsequent reporting periods.  Due to these factors, IronClad needs additional time to complete its reporting on the Form 10-Q for the three month period.

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

         David G. Gullickson               888                  362-7972 x710

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                 (Name)                   (Area Code)         (Telephone Number)

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(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If the answer is no, identify report(s).      ✓ Yes  --- No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal

year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ✓ Yes  --- No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net operating losses are estimated to be about $1,400,000.

Common shares outstanding at June 30, 2020: 3,105,032,897; & 3,627,357,394 as of the date of this filing.

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SIGNATURE

IronClad Encryption Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

August 17, 2020                  /s/ David G. Gullickson

------------------------    By: ------------------------------------

Date                                      David G. Gullickson, Vice President of Finance and Principal Financial Officer